UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 21, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release
ANGLOGOLD ASHANTI SECURES US$1 BILLION, FOUR-YEAR
REVOLVING CREDIT FACILITY

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

21 April 2010

ANGLOGOLD ASHANTI SECURES US$1 BILLION, FOUR-YEAR REVOLVING CREDIT FACILITY

(JOHANNESBURG) --- AngloGold Ashanti has secured a US$1 billion, four-year unsecured revolving credit facility (RCF) from its banking syndicate, to refinance its existing unsecured revolving credit facility that matures in December 2010 and to extend the overall tenor of its balance sheet.

The new RCF, agreed with a group of 16 banks, replaces a three-year facility of US$1.15 billion that was due to mature in December 2010. About US$700 million of the existing RCF is currently drawn.

The RCF was oversubscribed by about 1.6 times, allowing the company to significantly scale back the commitments of each of its lenders.

“It’s an enormous vote of confidence for the company and its strategy that this facility generated this level of interest from such a large group of top-tier international banks,’’ Srinivasan Venkatakrishnan,
AngloGold Ashanti’s chief financial officer, said. ``This not only removes refinancing risk for us well ahead of the scheduled maturity date, but also advances our financial strategy of increasing the term of our debt in line with our long life assets.’’

The RCF is charged at 175 basis points above the London Interbank Offered Rate and carries a commitment fee of 40 percent of margin.

The syndicate comprises as mandated lead arrangers: Australia and New Zealand Banking Group,
Barclays Capital, Bank of America, Bank of Montreal, The Bank of Tokyo-Mitsubishi UFJ, CIBC World
Markets, Citibank International, Commonwealth Bank of Australia, Goldman Sachs International,
Morgan Stanley, FirstRand Bank acting through Rand Merchant Bank, Royal Bank of Canada,
Scotiabank, Standard Chartered Bank and UBS. Deutsche Bank AG is the co-arranger and Barclays
Bank PLC is the agent.

ENDS

Contacts
                                                          Tel:                                      Mobile:                               E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@AngloGoldAshanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337
sbailey@anglogoldashanti.com
or
+27 82 330 9628

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the
Securities and Exchange Commission in the United States on April 19, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: April 21, 2010
By:      /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary